UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. ___)*

Socialwise, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

92905P107

(CUSIP Number)

Isaac Blech
75 Rockefeller Plaza, 29th Floor
New York, NY 10019

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

January 19, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92905P107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Liberty Charitable Remainder Trust FBO Isaac Blech UAD 01/09/87

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)  ☐
(b)  ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

8,750,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	☐

8,750,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,750,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.3%

14.	TYPE OF REPORTING PERSON*

OO

*(SEE INSTRUCTIONS)

CUSIP No.	92905P107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Isaac Blech

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  ☐
(b)  ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

8,812,500

8.	SHARED VOTING POWER

8,750,000

9.	SOLE DISPOSITIVE POWER

8,812,500

10.	SHARED DISPOSITIVE POWER	☐

8,750,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,562,500

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.4%

14.	TYPE OF REPORTING PERSON*

IN

*(SEE INSTRUCTIONS)

CUSIP No.	92905P107

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the shares of common stock, par value $0.001 per share (the “Common Stock”) of Socialwise, Inc., a Colorado corporation (the “Issuer”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The principal executive offices of the Issuer are located at 6440 Luek Blvd., Suite 200, San Diego, California 92121.

Item 2.	Identity and Background.

(a)-(c), (f)
This Schedule 13D is being filed by Isaac Blech (“Mr. Blech”), a natural person who is a United States citizen and the Liberty Charitable Remainder Trust FBO Isaac Blech UAD 01/09/87 (the “Trust,” together with Mr. Blech, the “Reporting Persons”), a trust formed under the laws of the state of New York. Mr. Blech is a private investor whose business address is 75 Rockefeller Plaza, 29th Floor, New York, NY 10019. The principal address of the Trust is 75 Rockefeller Plaza, 29th Floor, New York, NY 10019.

(d), (e)
None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On January 19, 2010, the Issuer entered into a Subscription Agreement (the “Subscription Agreement”), pursuant to which it issued and sold to the Trust an aggregate of 5,000,000 shares of Common Stock and five year warrants to purchase an additional 3,750,000 shares of its Common Stock at an exercise price of $0.40 per share (the “Warrants”), in a private placement in exchange for gross proceeds totaling $2,000,000. The description of the Subscription Agreement herein is a summary and is qualified in its entirety by the terms of the Subscription Agreement. A copy of the Subscription Agreement is filed as Exhibit 2 to this Schedule 13D and is incorporated by reference herein.

The funds used for the acquisition of the shares of Common Stock and Warrants came from personal funds of the Reporting Persons.  No borrowed funds were used to purchase the shares of Common Stock and Warrants.

Item 4.	Purpose of Transaction.

In connection with private placement, the Issuer has entered into a Registration Rights Agreement with the Trust pursuant to which, subject to the Issuer’s receipt of waivers from the investors who are party to the Registration Rights Agreement with the Issuer dated November 16, 2010 (the “Previous Agreement”), the Issuer is required to file a registration statement for the re-sale of the Common Stock and shares of Common Stock underlying the Warrants, or include the Common Stock and shares of Common Stock underlying the Warrants within the registration statement to be filed pursuant to the Previous Agreement, within 90 days after January 19, 2011, and to use its commercially reasonable efforts to cause the registration statement to be declared effective as promptly as possible after filing. The description of the Registration Rights Agreement herein is a summary and is qualified in its entirety by the terms of the Registration Rights Agreement. A copy of the Registration Rights Agreement is filed as Exhibit 4 to this Schedule 13D and is incorporated by reference herein. The securities were issued in reliance upon the exemptions from registration under the Securities Act of 1933, as amended, provided by Regulation D and Section 4(2). The securities were issued directly by the Issuer and did not involve a public offering or general solicitation.

The Reporting Persons have acquired their shares of Common Stock and Warrants for investment purposes.  The Reporting Persons intend to review their holdings in the Issuer on a continuing basis. Depending upon, among other things, current and anticipated future trading prices for the Issuer’s securities, the financial condition, results of operations and prospects of the Issuer and its businesses, general economic, market and industry conditions, and the Reporting Persons’ overall strategic objectives and financial condition, the Reporting Persons may from time to time consider a number of possible strategies intended to enhance the value of their investment in the Issuer, enhance the value of the Issuer’s assets or enhance the value of the Reporting Persons’ assets through the involvement of the Issuer, or other extraordinary matters relating to the Issuer, including, among other things, proposing or effecting a transaction or matter that would constitute or result in any of the transactions, matters or effects enumerated in Item 4(a)-(j) of Schedule 13D.

There can be no assurance that the Reporting Persons will pursue any of the matters set forth above. Moreover, there can be no assurance that the Reporting Persons will or will not develop any alternative plan or proposal with respect to any of the foregoing matters or take any particular action or actions with respect to some or all of their holdings in the Issuer, or as to the timing of any such matters should they be so pursued by the Reporting Persons. The Reporting Persons reserve the right, at any time and in each Reporting Person’s sole discretion, to take or refrain from taking any of the actions set forth above.

Item 5.	Interest in Securities of the Issuer.

i), ii)
As of February 9, 2011, the Trust beneficially owns 8,750,000 shares of Common Stock, representing approximately 12.3% of the shares of Common Stock outstanding, based upon the Issuer’s current report on Form 8-K dated January 19, 2010.  Such beneficial ownership assumes the issuance of 3,750,000 shares of Common Stock issuable upon the exercise of the Warrants owned by the Trust, as more fully described herein. The sole beneficiary of the Trust is Mr. Blech. The trustee is Mr. Blech, who has sole voting and dispositive power of the Trust.

The Trust has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 8,750,000 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 8,750,000 shares of Common Stock.

As of February 9, 2011, Mr. Blech beneficially owns 17,562,500 shares of Common Stock, representing approximately 23.4% of the shares of Common Stock outstanding, based upon the Issuer’s current report on Form 8-K dated January 19, 2010. Such beneficial ownership assumes the issuance of 7,562,500 shares of Common Stock issuable upon the exercise of the Warrants owned by Mr. Blech and the Trust, as more fully described herein.

Mr. Blech has the sole power to vote or direct the vote of 8,812,500 shares of Common Stock; has the shared power to vote or direct the vote of 8,750,000 shares of Common Stock; has sole power to dispose or direct the disposition of 8,812,500 shares of Common Stock; and has shared power to dispose or direct the disposition of 8,750,000 shares of Common Stock.

(c)	Except as described herein, none of the Reporting Persons has effected any transaction in Common Stock of the Issuer in the past 60 days.

(d)
No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Shares reported in this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Reference is made to Items 3 and 4 herein and hereby are incorporated by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Acquisition Statement

Exhibit 2
Subscription Agreement dated January 19, 2011, by and among Socialwise, Inc. and Liberty Charitable Remainder Trust FBO Isaac Blech UAD 01/09/87 (incorporated by reference to Exhibit 10.33 of the Company’s Current Report on Form 8-K filed January 24, 2011).

Exhibit 3	Common Stock Purchase Warrant dated January 19, 2011 (incorporated by reference to Exhibit 10.34 of the Company’s Current Report on Form 8-K filed January 24, 2011).

Exhibit 4	Registration Rights Agreement dated January 19, 2011 (incorporated by reference to Exhibit 10.35 of the Company’s Current Report on Form 8-K filed January 24, 2011).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 9, 2011

LIBERTY CHARITABLE REMAINDER TRUST FBO ISAAC BLECH UAD 01/09/87.

By: /s/ Isaac Blech
Name: Isaac Blech
Title: Trustee

/s/ Isaac Blech
Name: Isaac Blech

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit 1

Joint Filing Statement
Pursuant to Section 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on this Schedule 13D is filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  February 9, 2011

LIBERTY CHARITABLE REMAINDER TRUST FBO ISAAC BLECH UAD 01/09/87.

By: /s/ Isaac Blech
Name: Isaac Blech
Title: Trustee

/s/ Isaac Blech
Name: Isaac Blech